MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(Confidential Per Rule 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2022

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SEC FILE NUMBER
8-53573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marwood Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

733 Third Avenue, 11th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas J. Modzelewski	212-532-3651	tjm@marwoodgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KWM CPAs LLP
(Name – if individual, state last, first, and middle name)

100 Jericho Quadrangle, Suite 220	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

03/15/2016	6245
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas J. Modzelewski_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Marwood Group, LLC_____ , as of _____December 31_____ , 2_022_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: COO

MAX B. WINTER
NOTARY PUBLIC-STATE OF NEW YORK
No. 02WI6428454
Qualified in Kings County
My Commission Expires 01-24-2026
Notary Public X *May Wink*

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Marwood Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marwood Group LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Marwood Group LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marwood Group LLC's management. Our responsibility is to express an opinion on Marwood Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marwood Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 9 to the financial statement, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate those matters are also described in Note 9. Our opinion is not modified with respect to that matter.

KWM CPAs LLP

We have served as Marwood Group LLC's auditor since 2014.

Jericho, NY
February 24, 2023

100 Jericho Quadrangle, Suite 220, Jericho, NY 11753-1027
Phone: (516) 333-6100 – Fax: (516) 333-6846

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Assets
Cash $ 191,287

Total Assets $ 191,287

Liabilities and Member's Equity

Liabilities
Accrued expenses and other liabilities $ 92,938

Total Liabilities $ 92,938

Contingencies

Member's Equity 98,349

Total Liabilities and Member's Equity $ 191,287

The accompanying notes are an integral part of these financial statements.

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

Note 1 - Organization and Description of Business

Marwood Group LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's business consists of providing advisory services for clients in the healthcare marketplace and acting as a placement agent for investment management firms.

As provided for in the Company's operating agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the operating agreement.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash with a major financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are carried at cost less an allowance for credit losses. The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. While credit losses have historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rate that it has in the past. If the financial condition of the clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

Revenue Recognition and Deferred Revenue

Revenue from contracts with clients is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to clients. A good or service is transferred to a client when, or as, the client obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the client obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenue on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the goods or service before control is transferred to the client. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the goods or service is transferred and discretion in establishing the price. The Company has determined that it is the principal for all its revenue channels and has recognized revenue on a gross basis as it is primarily responsible for delivering the services being provided, which is demonstrated by the Company's ability to control the amounts charged to the clients.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition and Deferred Revenue (Continued)

Advisory services consist of consulting and success fees earned for financial advisory services performed in connection with advising clients regarding acquisitions, sales, transfers, exchanges or other dispositions of assets or ownership interests.

Consulting fees consist primarily of retainer fees for advisory services. These fees are determined in accordance with the terms of the related contracts and are recognized ratably over time to match the continued delivery of the performance obligations to the customer over the life of the contract.

Success fees consist of fees earned by the Company for advisory services. Success fees are recognized at an amount expected to be received for these services when the Company satisfies the performance obligations at a point in time.

Timing of Revenue Recognition	Consulting Fees	Success Fees	Total
Services transferred over time	$ 90,000	$ -	$ 90,000
Services transferred at a point in time	-	-	-
	$ 90,000	$ -	$ 90,000

Various economic factors affect revenues and cash flows. Consulting fees are billed over time (monthly, quarterly or annually) in advance of providing the service and are generally collected within 60 days. Success fees are billed after services have been provided and are generally collected within 30 days.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the Statement of Financial Condition. Amounts are billed in accordance with agreed-upon terms at periodic intervals (monthly, quarterly, or annually) for consulting fees or at a point in time for success fees. Generally, billing of consulting fees occurs prior to revenue recognition.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition and Deferred Revenue (Continued)

The beginning and ending contract balances were as follows for the year:

	12/31/2022	12/31/2021
Contract receivables	$ -	$ -
Contract assets	$ -	$ -
Contract liabilities	$ -	$ -

Performance obligations for all contracts are for durations of one year or less. As a result, we are not required to disclose aggregate amounts of unsatisfied or partially satisfied performance obligations as of the end of the year.

During the year ended December 31, 2022, one client accounted for $90,000 or 100% of the Company's revenues.

The Company is committed to paying commissions to certain Company executives pursuant to the terms of their employment agreements. These commissions are based on a percentage of fees received by the Company.

Income Taxes

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of limited liability companies are taxed on their proportionate share of the company's federal and state taxable income. Accordingly, no liability for federal or state taxes has been included in these financial statements.

The Company is subject to its share of the Parent's New York City Unincorporated Business Tax ("NYCUBT"), calculated as if the Company filed on a separate return basis.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2022, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjusted at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2022.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, if applicable, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the statement of financial conditions, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, and accrued expenses and other liabilities.

Note 3 - Related Party Transactions

The Company and its Parent are party to an expense sharing agreement (the "Agreement"), which may be revised from time to time, but not less than annually. The Agreement states that certain shared expenses; rent, telephone and IT services, office supplies and compensation/benefit administrative services, are to be paid by the Company based on a formula of prior year expenses and present usage. Additionally, certain direct expenses are to be paid by the Company including audit fees, regulatory fees, FinOp fees and compensation of employees.

For the year ended December 31, 2022, net expenses charged to the Company were $42,246 and expenses reimbursed to the Parent were $45,351 with zero due to affiliates as of December 31, 2022.

Note 4 - Income Taxes

No provision for income taxes was required for the year ended December 31, 2022.

The components of deferred tax asset at December 31, 2022 consist of the following:

Accrued expenses and other liabilities	$	3,700
Less: valuation allowance		(3,700)
Net deferred tax asset	$	--

Note 5 - Retirement Plan

The Company has established a 401(k) plan. Employees are fully vested on 401(k) salary deferrals. Substantially all employees are eligible to participate. The Company matches employee contributions at the rate of 50% of the first 6% that is contributed. Company contributions were $9,000 for the year ended December 31, 2022, however, because of forfeitures applied during 2022, only $8,250 is included in the statement of operations.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2022, the Company had net capital of $98,349 which was $92,153 in excess if its required net capital of $6,196. The Company's ratio of aggregate indebtedness to net capital was .945 to 1 at December 31, 2022.

Note 7 - Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Note 8 - Concentration of Credit Risk

Cash

The Company maintains its cash with TD Bank N.A. Deposits with TD Bank N.A. are insured under the Federal Deposit Insurance Corporation for up to $250,000. At times, during the year ended December 31, 2022, the Company maintained cash balances that exceeded the federally insured limits. However, at December 31, 2022, the balance in the bank did not exceed the federally insured limit. The Company has not incurred any losses related to this investment and believes the potential risk of loss to be minimal.

Revenue and Receivable

For the year ended December 31, 2022, one client accounted for 100% of the Company's revenue. The loss of this one client could have a negative impact on the operations of the Company. There was no receivable balance due from this client at December 31, 2022.

Note 9 - Going Concern and Related Party

Currently and over the last several years, the Company has incurred recurring losses and negative cash flows from operations. The major part of the Company's working capital requirements are provided by capital contributions from its Parent. As explained further in Note 3 - Related Party Transactions, the Company is also a party to an expense sharing agreement with its Parent.

The Parent has stated to the Company that their support through capital contributions will continue for the foreseeable future.

Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 24, 2023, the date the financial statements were available to be issued, and has concluded that no such events or transactions took place that would require disclosure herein.